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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 12)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                              THE KOREA FUND, INC.
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    500634100
                                 --------------
                                 (CUSIP Number)


                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 14, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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
===================                                                  ===========
CUSIP NO. 500634100                    13D                           PAGE 2 of 7
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       5,440,119
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     5,440,119
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,440,119
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.15%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
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                               (Page 2 of 7 Pages)

===================                                                  ===========
CUSIP NO. 500634100                    13D                           PAGE 3 of 7
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       5,440,119
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     5,440,119
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,440,119
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.15%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
================================================================================

                               (Page 3 of 7 Pages)

This Amendment No. 12 to Schedule 13D (this "Amendment No. 12") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 17, 2004 (the "Original Schedule 13D"), with Amendment No. 1 to Schedule 13D filed with the SEC on March 1, 2004 ("Amendment No. 1"), with Amendment No. 2 to Schedule 13D filed with the SEC on May 5, 2004 ("Amendment No. 2"), with Amendment No. 3 to Schedule 13D filed with the SEC on July 8, 2004 ("Amendment No. 3"), with Amendment No. 4 to Schedule 13D filed with the SEC on August 31, 2004 ("Amendment No. 4"), with Amendment No. 5 to
Schedule 13D filed with the SEC on November 15, 2004 ("Amendment No. 5"), with Amendment No. 6 to Schedule 13D filed with the SEC on December 23, 2004 ("Amendment No. 6"), with Amendment No. 7 to Schedule 13D filed with the SEC on May 18, 2005 ("Amendment No. 7"), with Amendment No. 8 to Schedule 13D filed with the SEC on June 10, 2005 ("Amendment No. 8"), with Amendment No. 9 to
Schedule 13D filed with the SEC on July 5, 2005 ("Amendment No. 9"), with Amendment No. 10 to Schedule 13D filed with the SEC on August 5, 2005 ("Amendment No. 10"), and with Amendment No. 11 to Schedule 13D filed with the SEC on August 12, 2005 ("Amendment No. 11"), and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9. Amendment No. 10 and Amendment No. 11, the "Amendments") by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of The Korea Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 12 amends Items 4, 5 and 7 of the Original Schedule 13D as amended by the Amendments. All other information in the Original Schedule 13D and the Amendments remain in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D as amended by the Amendments.



ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          Item 4 is hereby amended by adding the following:

          On September 13, 2005, CLIM directed the record owner of GEM's shares, Mellon Trust of Delaware NA TTEE, Emerging Markets Country Fund, to send a letter (the "Nomination Letter") to the Fund so that each of Timothy Roy Henry Kimber and Donald William Henry McCowan could be nominated for election as Directors at the Fund's 2005 Annual Meeting of Stockholders. As disclosed in the Nomination Letter, Timothy Roy Henry Kimber is a financial consultant of Kimber & Associates. Donald William Henry McCowan is a managing director of Metamora Multi Managers LLC.

          CLIM gave the direction to the record owner as it believes that:

          1. the current Board of Directors has (i) consistently failed to communicate with shareholders in the Fund (ii) not conducted itself in a clear and transparent manner and (iii) failed to observe the standards of corporate governance that shareholders in the Fund are entitled to expect of the Board of Directors.

                               (Page 4 of 7 Pages)

          2. the independent directors that CLIM has nominated, together with the independent directors that it nominated last year who were elected to the Board of Directors at the Fund's 2004 Annual Meeting by an overwhelming majority of shareholders, will address the failings of the current Board of Directors and seek to maximise value on behalf of all the Fund's shareholders.

          The position of CLIM is that it intends to vote in favour of its nominees. If, however, the Board of Directors nominate candidates of superior standing to those proposed by CLIM then CLIM will support their election rather than that of its own nominees. Likewise CLIM will expect the Board of Directors to be cognoscent of their fiduciary duties and to avoid any unnecessary dissipation of the Fund's assets in nominating candidates who will not meet with the approval of the majority of shareholders.

          The foregoing description of the Nomination Letter is not intended to be complete and is qualified in its entirety by the complete text of the Nomination Letter, which is filed as Exhibit A hereto and is incorporated herein by reference.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Fund, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Fund or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

          Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
          Schedule 13D (although they reserve the right to develop any such plans or proposals).



ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          --------------------------------------

          Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

          (a) and (b). As of the date hereof, EWF, GEM, IEM, GFM, FREE, FOCUS and Accounts owned directly 216,036, 1,341,044, 1,341,044, 141,236,
          594,494, 79,000 and 1,727,265 Shares, respectively, representing approximately 0.72%, 4.47%, 4.47%, 0.47%, 1.98%, 0.26% and 5.76%,
          respectively, of the 29,963,705 Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          As of the date hereof, CLIG, through its control of CLIM, is the beneficial owner of 5,440,119 Shares, representing approximately 18.15% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

                               (Page 5 of 7 Pages)

          As of the date hereof, CLIM, through EWF, GEM, IEM, FREE, GFM, FOCUS and the Accounts, is the beneficial owner 5,440,119 Shares, representing approximately 18.15% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

          (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, since the filing of Amendment No. 11.



ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ----------------------------------

          Item 7 is hereby amended by adding the following:

          Exhibit A. Letter dated September 13, 2005 from Mellon Trust & Delaware NA TTEE, Emerging Markets Country Fund to the Korea Fund, Inc.



































                               (Page 6 of 7 Pages)

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 14, 2005


                                           CITY OF LONDON INVESTMENT
                                           GROUP PLC

                                           /s/ Barry M. Olliff
                                           -------------------------------
                                           Name: Barry M. Olliff
                                           Title: Director




                                           CITY OF LONDON INVESTMENT
                                           MANAGEMENT COMPANY LIMITED

                                           /s/ Barry M. Olliff
                                           -------------------------------
                                           Name: Barry M. Olliff
                                           Title: Director
























                               (Page 7 of 7 Pages)